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                            July 22, 2021

       George Leimer
       Chief Executive Officer
       RSE Innovation, LLC
       250 Lafayette Street, 2nd Floor
       New York, NY 10012

                                                        Re: RSE Innovation, LLC
                                                            Amendment No. 2 to
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted June 30,
2021
                                                            CIK No. 0001812859

       Dear Mr. Leimer:

              We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted June 30, 2021

       Domain Name Asset Class, page 52

   1. We note your statement that "[a]t this time nearly all domain names with commonly recognizable words have
already been registered. This is especially true for domain names that end with the .com
extension, as this is the most common, identifiable, and desirable domain name suffix. At
this time it has become virtually impossible to register new desired domain names
using the .com extension, resulting in the most valuable and recognizable domain
names only to be available for resale in the secondary domain name market, known as the
aftermarket." Please provide a source for this statement or
                                                        recharacterize as
management's belief.
 George Leimer
FirstName  LastNameGeorge Leimer
RSE Innovation, LLC
Comapany
July       NameRSE Innovation, LLC
     22, 2021
July 22,
Page  2 2021 Page 2
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Tim Gregg